UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SMART TECHNOLOGIES INC.
(Name of Issuer)

Class A Subordinate Voting Shares, no par value
(Title of Class of Securities)

83172R108
(CUSIP Number)

Apax Partners Europe Managers Limited
33 Jermyn Street
London, England SW1Y 6DN, United Kingdom
44 20 7872 6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Partners Europe Managers Ltd
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		England

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	30,568,873
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	30,568,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		30,568,873

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		39.0%*

14.	Type of Reporting Person (See Instructions)		OO

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		PCV Belge SCS
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	1,712,400
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,712,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,712,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		2.2%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		PCV Belge GP Sprl
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	1,712,400
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,712,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,712,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		2.2%*

14.	Type of Reporting Person (See Instructions)		OO

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		PCV Lux SCA
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	1,712,400
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,712,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,712,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		2.2%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		PCV Lux GP S.à.r.l.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	1,712,400
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,712,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,712,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		2.2%*

14.	Type of Reporting Person (See Instructions)		OO

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		PCV Guernsey Co. Ltd.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	1,712,400
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	1,712,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,712,400

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		2.2%*

14.	Type of Reporting Person (See Instructions)		OO

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax US VII, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,939,018
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,939,018

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		5,939,018

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		7.6%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax US VII GP, LP
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,939,018
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,939,018

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		5,939,018

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		7.6%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax US VII GP, Ltd
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,939,018
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,939,018

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		5,939,018

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		7.6%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V – A, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		36.8%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V – B, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		England

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		36.8%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V – D, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		England

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		36.8%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V – E, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		England

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		36.8%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V – 1, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		England

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		36.8%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V – 2, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		England

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		36.8%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V – F, C.V.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		36.8%*

14.	Type of Reporting Person (See Instructions)		OO

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V – G, C.V.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		36.8%*

14.	Type of Reporting Person (See Instructions)		OO

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V C GmbH & Co. KG
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		36.8%*

14.	Type of Reporting Person (See Instructions)		OO

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V GP L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		36.8%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		Apax Europe V GP Co. Limited
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	28,856,473
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	28,856,473

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		28,856,473

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		36.8%*

14.	Type of Reporting Person (See Instructions)		PN

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		School S.à.r.l.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	34,795,491
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	34,795,491

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		34,795,491

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		36.8%*

14.	Type of Reporting Person (See Instructions)		OO

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

CUSIP No. 83172R108
1.	Names of Reporting Persons		John F. Megrue
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)			☐
(b)			☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)		OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization		United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,939,018
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,939,018

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		5,939,018

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)		36.8%*

14.	Type of Reporting Person (See Instructions)		IN

* Based upon information provided by the Issuer on November 3, 2011, reflecting 43,652,307 shares of Class A Subordinate Voting Shares issued and outstanding as of September 30, 2011, plus the 34,795,491 shares of Class A Subordinate Voting Shares issuable upon conversion of the Class B Shares owned by School S.à.r.l.

Item 1.          Security and Issuer

The securities to which this statement on Schedule 13D relates are the Class A Subordinate Voting Shares, no par value (the “Class A Shares”), and the Class B Shares, no par value (the “Class B Shares” and, together with the Class A Shares, the “Shares”), of SMART Technologies Inc. (the “Issuer”), with principal executive offices at 3636 Research Road, N.W., Calgary, Alberta Canada T2L 1Y1.

Item 2.           Identity and Background

Through a series of open market purchases from November 7, 2011 to November 18, 2011, PCV Belge SCS (“PCV Belge”) purchased 1,712,400 Class A Shares (the “Purchases”).  The Class A Shares are listed on the Toronto Stock Exchange and the NASDAQ Global Select Market.

This Schedule 13D is being filed jointly on behalf of PCV Belge,  PCV Belge GP SPRL (“PCV Belge GP”), PCV Lux SCA (“PCV Lux”), PCV Lux GP S.à.r.l. (“PCV Lux GP”), PCV Guernsey Co. Ltd. (“PCV Guernsey” and, together with PCV Belge, PCV Belge GP, PCV Lux, and PCV Lux GP, the “PCV Funds”), Apax US VII, L.P. (the “Apax US Fund”), Apax US VII GP, L.P., Apax US VII GP, Ltd. (together with Apax US VII GP, L.P., the “Apax US Fund GPs”), Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V-D, L.P., Apax Europe V-E, L.P., Apax Europe V-1, L.P., Apax Europe V-2, L.P., Apax Europe V-F, C.V., Apax Europe V-G, C.V., Apax Europe V C GmbH & Co. KG (together with Apax Europe V-A, L.P., Apax Europe V-B, L.P., Apax Europe V-D, L.P., Apax Europe V-E, L.P., and Apax Europe V-1, L.P., Apax Europe V-2, L.P., Apax Europe V-F, C.V., and Apax Europe V-G, C.V. the “Apax Europe Funds”), Apax Europe V GP L.P., Apax Europe V GP Co. Limited (together with Apax Europe V GP L.P., the “Apax Europe Funds GPs), Apax Partners Europe Managers Ltd., School S.à.r.l., and John F. Megrue (collectively, the “Reporting Persons”).  The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

PCV Belge is a société en commandite simple organized under the laws of Belgium, with its principal office address located at 97 Rue Royale, 4th Floor, 1000 Brussels, Belgium.  PCV Belge GP is the general partner of PCV Belge and is wholly-owned by PCV Lux. PCV Lux GP is the general partner of PCV Lux and is wholly-owned by PCV Guernsey.  Apax Partners Europe Managers Ltd. is the discretionary investment manager to the PCV Funds.  The nature of the PCV Funds’ business is to achieve long-term capital growth through the provision of risk capital. The principal office address of Apax Partners Europe Managers Ltd. is 33 Jermyn Street, London SW1Y 6DN.

Apax Europe V GP L.P, a Delaware limited partnership, is the general partner of each of the Apax Europe Funds.  Apax Europe V GP Co. Limited is the general partner of Apax Europe V GP L.P.  Apax Partners Europe Managers Ltd., and English Company, has been appointed by Apax Europe Funds GPs as discretionary investment manager to the Apax Europe Funds.  The nature of the Apax Europe Funds’ business is to achieve long-term capital growth through the provision of risk capital. The Apax Europe Funds GPs and Apax Partners Europe Managers Ltd. are responsible for the investments and general administration of the Apax Europe Funds. The registered office address of the Apax Europe Funds and the Apax Europe Funds GPs is Third Floor Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, Guernsey GY1 2HJ.  The principal office address of Apax Partners Europe Managers Ltd. is 33 Jermyn Street, London SW1Y 6DN.

Apax US VII GP, L.P., a Cayman Islands exempted limited partnership, is the general partner of the Apax US Fund.  Apax US VII GP, Ltd., a Cayman Islands exempted limited company, is the general partner of Apax US VII GP, L.P.  The nature of the Apax US Fund’s business is to achieve long-

term capital growth through the provision of risk capital.  John F. Megrue, a citizen of the United States, owns 100% of the equity interests of Apax US VII GP, Ltd.  Mr. Megrue’s principal occupation is to serve as the Chief Executive Officer of Apax Partners, L.P. The registered office address of the Apax US Fund and the Apax US Fund GPs is P.O. Box 908GT, George Town, Grand Cayman, KY1-9002, Cayman Islands. The principal office address of Mr. Megrue is 601 Lexington Avenue, 53rd Floor, New York, New York 10022.

School S.à.r.l. is a Luxembourg limited liability company and owns 34,795,491 of the Class B Shares.  School S.à.r.l. is beneficially owned by the Apax US Fund and the Apax Europe Funds.  The Apax US Fund and the Apax Europe Funds have sole voting power and investment authority over the Class B Shares owned by School S.à.r.l.  The principal office address of School S.à.r.l. is 41, Boulevard Prince Henri, L-1724, Luxembourg B154.555.

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons and certain other persons listed in this Item 2 is set forth on Schedule A.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in this Item 2 (including those listed in Schedule A) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 3.           Source and Amount of Funds

The total amount of funds used by PCV Belge to purchase 1,712,400 Class A Shares as described in this Schedule 13D was USD $8,643,929, which was obtained by such entity from capital contributions by investors of PCV Lux.

Item 4.           Purpose of Transaction

The Company’s Class A Subordinate Voting Shares covered by this Schedule 13D were acquired by the Reporting Persons for investment purposes in the ordinary course of business and based on the Reporting Persons’ evaluation of their investment in the Issuer and market conditions.

Except as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(b) through (j) of Schedule 13D under Rule 13d-1(d). The Reporting Persons expect to evaluate on a continuing basis their investment in the Issuer and may from time to time acquire or dispose of the Issuer’s Class A Subordinate Voting Shares or other securities of the Issuer. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions or privately negotiated transactions.

Item 5.           Interest in Securities of the Issuer

The information set forth in the cover pages of this Schedule 13D and Item 2 is incorporated herein by reference.

(a) and (b).  As a result of the Purchases, PCV Belge owns 1,712,400 Class A Shares representing approximately 3.9% of the 43,652,307 Class A Shares issued and outstanding as of September 30, 2011 on a non-diluted basis or approximately 2.2% of the Class A Shares assuming the conversion of all of the Class B Shares of the Issuer held by the Apax Funds (being the Apax US Fund, the Apax US Fund GPs, the Apax Europe Funds, and the Apax Europe Funds GPs) into Class A Shares, based on calculations made in accordance with rule 13d-3(d) of the Act, as amended (the “Calculation Method”).

Assuming full conversion of all outstanding Class B Shares owned by the Apax Funds into Class A Shares, the Apax Funds and PCV Belge would collectively own approximately 46.5% of the 78,447,798 Class A Shares that would be issued and outstanding.

Apax Partners Europe Managers Ltd., as discretionary investment advisor to the Europe Funds and the PCV Funds may, as a result, be deemed to beneficially own, and have shared voting and dispositive power with respect to, 30,568,873 Class A Shares, which represents approximately 39.0% of the outstanding Class A Shares (calculated based on the Calculation Method).

John F. Megrue is the sole equity holder of Apax US VII GP. Ltd., and as a result, may be deemed to beneficially own, and have shared voting and dispositive power with respect to, 5,939,018 Class A Shares, which represents approximately 7.6% of the outstanding Class A Shares (calculated based on the Calculation Method).

Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto beneficially owns any Shares other than as set forth herein. Each of the Reporting Persons disclaims beneficial ownership of the Shares, except to the extent of its pecuniary interest in such Shares.

(c). Except for as described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the Shares have been effected during the past 60 days by any person named in Item 5(a).

(d).  To the knowledge of the Reporting Persons, except for as described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e). Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Securityholders Agreement

In connection with the initial public offering (the “Offering”) of the Issuer’s Class A Subordinate Voting Shares, on June 28, 2010, the Issuer and the original holders of its Class B Shares, School S.à.r.l., Intel Corporation, a Delaware corporation (“Intel”), and IFF Holdings Inc., an Alberta corporation (“IFF”), entered into a securityholders agreement which provides that the holders of the Issuer’s Class B Shares shall, until the termination of the securityholders agreement, vote their Class B Shares so as to ensure that the Issuer’s Board of Directors consists of a total of seven directors, with two directors nominated by IFF and one director nominated by each of School S.à.r.l.and Intel. The securityholders agreement also prohibits any amendment of the Issuer’s articles of incorporation or by-laws without the unanimous consent of the holders of the Issuer’s Class B Shares.

The securityholders agreement terminates, with respect to each of the original holders of the Issuer’s Class B Shares, and with respect to all other holders of Class B Shares, if any, that are permitted holders of the Class B Shares of such original holder, which generally refer to certain entities controlled by that original holder, on the date on which such original holder and such permitted holders collectively hold Class B Shares constituting less than 10% of the total number of outstanding Class B Shares and Class A Subordinate Voting Shares. The securityholders agreement will also terminate if there is only one Class B shareholder or if the holders of the Issuer’s Class B Shares agree to terminate the securityholders agreement.

Registration Rights Agreement

In connection with the investment in the Issuer by School S.à.r.l. in 2007, the Issuer entered into a registration rights agreement with Intel, School S.à.r.l. and IFF on August 28, 2007, which agreement was amended and restated on June 28, 2010 in connection with the Offering. Those holders of the Issuer’s outstanding Class B Shares are entitled under the amended and restated registration rights agreement to certain rights with respect to the registration under the securities laws of the United States and/or the securities laws of the provinces and territories of Canada of the Class A Subordinate Voting Shares owned beneficially by them upon the closing of the Offering or into which Class B Shares owned beneficially by them upon the closing of the Offering are convertible (“registrable securities”) as follows:

Underwritten Demand Registration Rights

Pursuant to the registration rights agreement, each of Intel, School S.à.r.l. and IFF may request that the Issuer register for an underwritten offering no less than $50 million of registrable securities, referred to as “underwritten demands.” Upon such request, the Issuer must, subject to some restrictions and limitations, prepare and file a registration statement in the United States and/or a Canadian prospectus within the time periods specified in the registration rights agreement and use commercially reasonable efforts to cause that registration statement or Canadian prospectus covering the sale of the number of shares of registrable securities that are subject to the request to become effective or cleared by the applicable Canadian Securities Commissions. The underwriters of an underwritten offering will have the right to limit the number of shares to be underwritten, subject to certain restrictions, for reasons relating to the marketing of the shares.

Shelf Registration Rights

Pursuant to the registration rights agreement, each of School S.à.r.l., Intel and IFF may request that the Issuer use commercially reasonable efforts to file a shelf registration statement and/or Canadian base shelf prospectus covering the resale of no less than $50 million of registrable securities. Upon such request, the Issuer must, subject to some restrictions and limitations, prepare and file a shelf registration statement in the United States and/or a Canadian base shelf prospectus within the time periods specified in the registration rights agreement and use commercially reasonable efforts to cause that registration statement or Canadian prospectus covering the sale of the number of shares of registrable securities that are subject to the request to become effective or cleared by the applicable Canadian Securities Commissions.

Each of School S.à.r.l., Intel and IFF is entitled to request that the Issuer effect underwritten offerings pursuant to such shelf registration statement or Canadian base shelf prospectus, referred to as “underwritten takedowns.” Each of Intel, School S.à.r.l. and IFF is entitled to request no more than a total of three underwritten demands or underwritten takedowns, including a combination thereof. The underwriters of an underwritten offering will have the right to limit the number of shares to be underwritten, subject to certain restrictions, for reasons relating to the marketing of the shares.

Piggyback Registration Rights

Subject to certain exceptions, if the Issuer proposes to register any of its Class A Subordinate Voting Shares or equity securities convertible into or exchangeable for its Class A Subordinate Voting Shares under the U.S. Securities Act of 1933, as amended (the “Security Act”), or the securities laws of any province of Canada, whether for the Issuer’s own account or the account of any other securityholder of the Issuer, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If the Issuer’s proposed registration involves an underwriting, the underwriters of such offering will have the right to limit the number of shares to be underwritten, subject to certain restrictions, for reasons relating to the marketing of the shares.

Expenses

The Company will bear all its costs and expenses in connection with the registrations described above. The Company also agreed to pay up to an aggregate of $150,000 of the costs and expenses (excluding underwriting discounts, selling commissions and stock transfer taxes relating to the registrable securities sold by the holders, which will be paid by such holders) incurred by Intel, School S.à.r.l. and IFF per underwritten demand registration, underwritten shelf takedown and underwritten piggyback registration and up to an aggregate of $100,000 per each other registration. Additionally, the Issuer has agreed to indemnify the selling shareholders under the registration rights agreement against certain liabilities, and the selling shareholders have agreed on customary terms to indemnify the Issuer for certain liabilities, including liabilities under the Securities Act.

Termination

The rights of any holder to request registration or inclusion of registrable securities in any registration in connection with the registration rights agreement terminates on the earliest to occur of: (i) the registration and sale of all such holder’s registrable securities, (ii) the sale of all such holder’s registrable securities pursuant to Rule 144 under the Securities Act and the removal of restrictive legends from such registrable securities and (iii) the date on which, in the written opinion of counsel to the Issuer, all the registrable securities of such holder are immediately saleable without volume restriction or availability of current public information under Rule 144 under the Securities Act and the restrictive legend on such registrable securities has been removed and, under Canadian securities laws, a distribution by such holder of registrable securities would not be considered a “Control Distribution” (as defined in National Instrument 45-102 – Resale of Securities).

The foregoing summaries of the securityholders agreement and the registration rights agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the form of the securityholders agreement and the form of the registration rights agreement, which are attached hereto as Exhibits 2 and 3, respectively, and are incorporated herein by reference.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.           Materials to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement.
Exhibit 2:
Form of Securityholders Agreement, among the Issuer and its shareholders named therein (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on June 28, 2010).

Exhibit 3:
Form of Amended and Restated Registration Rights Agreement, among the Issuer and its shareholders named therein (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on June 28, 2010).

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2011

PCV Belge SCS
By:	PCV Belge GP SPRL
Its General Partner

By:	/s/ Geoffrey Henry
Name: Geoffrey Henry
Title: Director

By:	/s/ Joanna Childs
Name: Joanna Childs
Title: Funds Admin Manager

PCV Belge GP SPRL
By:	/s/ Geoffrey Henry
Name: Geoffrey Henry
Title: Director

By:	/s/ Joanna Childs
Name: Joanna Childs
Title: Funds Admin Manager

PCV Lux SCA
By:	PCV LUX GP S.à.r.l.
Its General Partner

By:	/s/ Geoffrey Henry
Name: Geoffrey Henry
Title: Director

By:	/s/ Isabelle Probstel
Name: Isabelle Probstel
Title: Director

PCV Lux GP S.à.r.l.
By:	/s/ Geoffrey Henry
Name: Geoffrey Henry
Title: Director

By:	/s/ Isabelle Probstel
Name: Isabelle Probstel
Title: Director

PCV Guernsey Co Ltd
By:	/s/ Andrew Guille
Name: Andrew Guille
Title: Director

Apax US VII, L.P.
By:	Apax US VII GP, L.P.
Its General Partner

By:	/s/ John Megrue
Name: John Megrue
Title: Chief Executive Officer

Apax US VII GP, L.P.
By:	Apax US VII GP, Ltd.
Its General Partner

By:	/s/ John Megrue
Name: John Megrue
Title: Chief Executive Officer

Apax US VII GP, Ltd.

By:	/s/ John Megrue
Name: John Megrue
Title: Chief Executive Officer

Apax Europe V GP L.P.
By:	Apax Europe V GP Co. Limited
Its General Partner

By:	/s/ Andrew Guille
Name: Andrew Guille
Title: Director

By:	/s/ Denise Fallaize
Name: Denise Fallaize
Title: Director

Apax Europe V GP Co. Limited
By:	/s/ Andrew Guille
Name: Andrew Guille
Title: Director

By:	/s/ Denise Fallaize
Name: Denise Fallaize
Title: Director

Apax Europe V

Apax Europe V-A, L.P.
Apax Europe V-B, L.P.

Apax Europe V-C, GmbH & Co. KG
Apax Europe V-D, L.P.
Apax Europe V-E, L.P
Apax Europe V-F, C.V.
Apax Europe V-G, C.V.
Apax Europe V-1, L.P.
Apax Europe V-2, L.P.

For and on behalf of Apax Partners Europe Managers Limited as Manager

	By:	/s/ Ian Jones
Name: Ian Jones
Title: Director
\
	By:	/s/ Steve Hare
Name: Steve Hare
Title: Authorized Signatory

Apax Partners Europe Managers Ltd.

By:	/s/ Ian Jones
Name: Ian Jones
Title: Director

By:	/s/ Steve Hare
Name: Steve Hare
Title: Authorized Signatory

School S.à.r.l.

By:	/s/ Isabelle Probstel
Name: Isabelle Probstel
Title: Class B Manager

By:	/s/ Geoffrey Henry
Name: Geoffrey Henry
Title: Class A Manager

John F. Megrue

By:	/s/ John F. Megrue
Name: John F. Megrue

SCHEDULE A

Set forth below is the name, citizenship, business address and the present principal occupation of each director and executive officer of the Reporting Persons who are corporations.

Name/Citizenship	Business Address	Entity / Present Principal Occupation or Employment
Andrew Guille (British citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	PCV Belge GP Sprl – Director PCV Lux GP S.à.r.l. – Director PCV Guernsey Co Ltd – Director
Joanna Childs (British citizen)	33 Jermyn Street London SW1Y 6DN United Kingdom	PCV Belge GP Sprl – Funds Admin Manager
Geoffrey Henry (Belgian citizen)	41 Boulevard du Prince Henri L-1724 Luxembourg	PCV Belge GP Sprl – Director PCV Lux GP S.à.r.l. – Director
Robert Reynders (Belgian citizen)	10, De Keersmaekerlaan B-1785 Merchtem, Belgium	PCV Belge GP Sprl – Director
Christophe Tans (Belgian citizen)	Rue Royale 97, 4th Floor 1000 Brussels, Belgium	PCV Belge GP Sprl – Director
Isabelle Probstel (French citizen)	Possartstrasse 11 Kopernikusstrasse 81679 Munich, Germany	PCV Lux GP S.à.r.l. – Director
Frederic Feyten (Belgian citizen)	OPF, 291 Route d'Arlon L-2016 Luxembourg	PCV Lux GP S.à.r.l. – Lawyer
Denise Fallaize (British citizen)	Third Floor, Royal Bank Place 1 Glategny Esplanade St Peter Port, Guernsey GY1 2HJ	PCV Guernsey Co Ltd – Director
Stephen Kempen (British citizen)	33 Jermyn Street London SW1Y 6DN United Kingdom	PCV Guernsey Co Ltd – Director (Funds Admin)